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                            November 23, 2021

       Aaron P. Graft
       President and Chief Executive Officer
       Triumph Bancorp, Inc.
       12700 Park Central Drive
       Suite 1700
       Dallas, TX 75251

                                                        Re: Triumph Bancorp,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 19,
2021
                                                            File No. 333-261238

       Dear Mr. Graft:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance